UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006.

Commission File Number ___________

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 1, 2006

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

November 1, 2006

To whom it may concern

Company Name: Mizuho Financial Group, Inc.

Representative: Terunobu Maeda, President & CEO

Head Office: 1-5-5, Otemachi, Chiyoda-ku, Tokyo

Code Number: 8411 (TSE 1st Sec., OSE 1st Sec.)

Announcement Regarding

Establishment of American Depositary Receipt (“ADR”) Program and

Listing of ADRs on the New York Stock Exchange

We, Mizuho Financial Group, Inc., hereby announce that we have received the necessary regulatory and other authorizations to list our ADRs,(1) to be issued pursuant to the sponsored ADR program described below, on the New York Stock Exchange (“NYSE”). Our ADRs will be listed for trading on the NYSE on November 8, 2006 (U.S. Eastern Standard Time).

This ADR program is a part of our corporate management strategy outlined in the “Channel to Discovery” Plan released in April 2005. Through listing on the NYSE, we aim to enhance transparency in our corporate governance as well as raise investors’ trust in us to a higher level. We also endeavor to enhance investor convenience in the U.S. capital markets with respect to investments in our common stock.

This ADR program will not be accompanied by an offering of new shares or any other form of capital raising.

A copy of the registration statement on Form 20-F that we filed with the U.S. Securities and Exchange Commission can be obtained on our website at http://www.mizuho-fg.co.jp/english/financial/sec/form20f.html.

(1)Type of ADR Program:	Sponsored Level 2 Program(2)

(2)Planned listing date:	November 8, 2006 (U.S. Eastern Standard Time)

(3)Conversion ratio:	500 ADRs = 1 common share

(4)U.S. Security Code (CUSIP):	60687Y109

(5)Ticker Symbol:	MFG

(6)Depositary bank:	The Bank of New York

(7)Local custodian bank:	Mizuho Corporate Bank, Ltd.

(1) Sponsored ADRs

ADRs are securities issued for the purpose of trading in the U.S. in place of the underlying stock of foreign companies. As ADRs are registered with the SEC as U.S. securities, they are traded, settled and held in custody in substantively the same manner as the stocks of U.S. companies. For sponsored ADRs, the company issuing the underlying stock enters into a deposit agreement with a specific depositary bank, and ADRs are issued by the depositary bank once the issuer, depositary bank and investor rights and obligations have been clarified. In contrast, unsponsored ADRs are issued by the depositary bank based on investor demand without any involvement by the company issuing the underlying stock.

ADR is an acronym for American Depositary Receipts.

(2) Sponsored Level 2 Program

Sponsored ADR Programs are divided into Levels 1, 2 or 3 depending on whether the issuance or sale of new stock is involved and the level of disclosure the company is obligated to provide.

Under a Level 2 program, ADRs may be issued and listed on U.S. stock exchanges without being accompanied by the issuance or sale of new stock, and the issuer of the underlying stock is required to disclose information in a similar manner as U.S. listed companies.

END

Contact: Mizuho Financial Group, Inc., Corporate Communications, Public Relations Office Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to the establishment of an ADR program and the listing of ADRs on the New York Stock Exchange and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.